UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 26, 2022

_____

In the Matter of

Constellation Oil Services Holding S.A. **ORDER DECLARING THE APPLICATION**
and certain co-applicants **FOR QUALIFICATION OF THE TRUST**
8-10, Avenue de la Gare **INDENTURE EFFECTIVE PURSUANT TO**
L-1610 Luxembourg **SECTION 307(c) OF THE TRUST INDENTURE**
Grand Duchy of Luxembourg **ACT OF 1939, AS AMENDED**

File No. 022-29103 and 022-29103-01
           to -19

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Constellation Oil Services Holding S.A. and certain co-applicants filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

It is ORDERED that the application shall become effective and the indenture qualified at 9:00 a.m. Eastern Time on May 26, 2022.

Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief